PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Statement of Financial Condition
as of December 31, 2016,
and
Report of Independent
Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive,
Costa Mesa, CA, 92626-7188
USA

Tel: 714-436-7100
Fax: 714-436-7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pacific Select Distributors, LLC:

We have audited the accompanying statement of financial condition of Pacific Select Distributors, LLC (the Company) as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Pacific Select Distributors, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2017

Pacific Select Distributors, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$28,341,532
Deferred commissions	4,576,415
Commission advances	1,308,428
Commissions and fees receivable	6,077,053
Taxes receivable	744,577
Other assets	176,618
TOTAL ASSETS	**$41,224,623**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Payable to affiliates, net	$16,079,174
Commissions and fees payable	5,097,224
Accounts payable and accrued liabilities	320,221
Deferred tax liabilities, net	24,068
Total Liabilities	21,520,687

Commitments and contingencies (Note 6)

Member's Equity:

Member's capital	156,294,526
Accumulated deficit	(136,590,590)
Total Member's Equity	19,703,936
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$41,224,623**

See Notes to Financial Statement

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, LLC (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a Nebraska domiciled stock life insurance company. Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life. Pacific Mutual Holding Company (PMHC) is a Nebraska mutual holding company that owns 100% of Pacific LifeCorp. Pacific Life, Pacific LifeCorp, and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life and its wholly owned life insurance subsidiary, Pacific Life & Annuity Company (PL&A) (Variable Products). PSD is also the distributor of the Pacific Funds Series Trust, a multi-class, open-end investment management company (Mutual Funds).

BASIS OF PRESENTATION

The accompanying financial statement of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

PSD has evaluated events subsequent to December 31, 2016 and through February 24, 2017, the date the financial statement was issued, and has concluded that no events have occurred that require disclosure or adjustment to the financial statement.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments. These investments consist primarily of money market funds considered to be Level 1 in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification Fair Value Measurement hierarchy.

DEFERRED COMMISSIONS

Deferred commissions are front-end commissions paid to broker-dealers related to the sales of certain Mutual Funds share classes and are capitalized and amortized over the sales charge period. PSD tests the deferred commissions for recoverability based on cash flows expected to be received in future periods. Commissions with a sales charge period of one year or less are expensed as incurred.

Front-end commissions paid to authorized broker-dealers related to Class B mutual fund sales are deferred and amortized over the sales charge period or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed. The CDSC period for Class B shares are typically imposed at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 4%, 3%, 2%, 2% and 1% in the second, third, fourth, fifth, sixth and seventh years, respectively.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

PAYABLE TO AFFILIATES, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD. Payable to affiliates, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income tax returns of PMHC. PSD is allocated an income tax expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax sharing agreement with its Parent Companies. For example, PSD will be reimbursed for tax benefits expected to be utilized in PMHC's current year consolidated tax returns. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

2. INCOME TAXES

The deferred tax liability, net, as of December 31, 2016, is comprised of the following tax effected temporary differences:

Deferred tax assets	
Operating expense accruals	$34,912
Deferred tax liabilities	
Prepaid expenses	(58,980)
Deferred tax liabilities, net	($24,068)

PSD did not record or release any unrecognized tax benefits during the year. PSD did not incur any interest or penalties during the year.

PMHC files income tax returns in U.S. Federal and various state jurisdictions. PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities. The IRS has completed audits of PMHC's tax returns through the tax year ended December 31, 2008, and is auditing PMHC's tax returns for the tax years ended December 31, 2009 through 2014. The State of California is auditing tax year 2009. PSD does not expect the Federal and California audits to result in any material assessments to PSD.

3. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2016, PSD's net capital was $9,273,384, which exceeded its required minimum.

4. **RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(1), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Operating under such exemption, PSD is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

5. **TRANSACTIONS WITH AFFILIATES**

Effective May 1, 2007, a Service Plan adopted by the Pacific Select Fund, an investment vehicle provided to Pacific Life's and PL&A's variable life insurance policyholders and variable annuity contract owners, went into effect whereby the fund pays PSD, as distributor of the fund, a service fee in connection with services rendered or procured to or for shareholders of the fund or their variable contract owners. These services may include, but are not limited to: providing electronic, telephonic, and technological servicing support in connection with existing investments in the fund; answering questions regarding the fund, the portfolios, its portfolio managers and/or other service providers; payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations which assist in providing any of the services; and other services as described in the Service Plan.

Pacific Life provides PSD with certain marketing and administrative services.

See Note 1 regarding the tax sharing agreement between PSD and its Parent Companies.

PSD has a commitment from Pacific Life for additional capital funding as may be required.

6. **COMMITMENTS AND CONTINGENCIES**

LITIGATION

From time to time, PSD might be subject to legal proceedings, claims and litigation in the ordinary course of business. PSD does not expect that the ultimate costs to resolve any such matters that may arise will have a material adverse effect on its financial position, results of operations or cash flows.
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